SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact New Corporate Reorganization proposed by GOL to be submitted to SMILES’s Minority Shareholders

São Paulo, December 9, 2019 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 domestic airline, hereby informs that, on the date hereof, jointly with Gol Linhas Aéreas S.A. (“GLA”), it sent a letter (“Letter”) to Smiles Fidelidade S.A. (B3: SMLS3) (“SMILES” and, jointly with GOL and GLA, the “Group”) communicating its proposal for a corporate reorganization of the Group, to be submitted to SMILES’s minority shareholders, as detailed below (“Reorganization”).

The Reorganization will be subject to approval of its terms and conditions by the majority of the holders of outstanding shares of SMILES. Therefore, (i) the Reorganization’s terms and conditions, as set out in the Letter and described below, will not be subject to negotiation with SMILES’s management and (ii) an independent special committee of SMILES will not be established, as provided in CVM Opinion (Parecer de Orientação) No. 35/2008. GOL also informs that it does not intend to migrate its shares to the Novo Mercado listing segment of the B3 S.A. – Brasil, Bolsa, Balcão, on which SMILES common shares trade, and, therefore, the Reorganization will also be subject to approval by SMILES’s minority shareholders as provided in the sole paragraph of article 46 of the Novo Mercado’s Regulation.

The Reorganization, once implemented, will result in the migration of SMILES’s shareholder base to GOL. In accordance with the Reorganization’s proposed terms, each common share of SMILES will be entitled, at the end of the Reorganization, to: (a) 0.6319 preferred shares of GOL (“GOL Preferred Shares”) and R$16.54 (based on the redemption amount of redeemable preferred shares, as described below) (“Base Swap Ratio”); or, alternatively, (b) 0.4213 GOL Preferred Shares and R$24.80 (based on the redemption amount of redeemable preferred shares), at the discretion of SMILES’s shareholders which, in that case, shall exercise the option described in item 3 below (“Optional Swap Ratio”).

The Base Swap Ratio permits SMILES shareholders that believe GOL’s intrinsic value to be above its current market price to receive more GOL Preferred Shares and thereby participate in a greater proportion in the value created by, and the synergies resulting from, the Reorganization. SMILES shareholders that prefer to allocate their investments in other assets can instead receive more GLA Redeemable Preferred Shares.

In determining the proposed swap ratio, GOL and GLA took into consideration the value of R$39.25 per GOL Preferred Share and R$41.34 per SMILES common share.

The amounts described above will be proportionately adjusted by any stock splits, reverse stock splits, stock dividends, dividends, interest on shareholders’ equity or capital decreases of the Group. Beginning on the date hereof, any dividends, interest on shareholders’ equity or capital decreases to be distributed to SMILES shareholders will be proportionately deducted from the amount of GLA Redeemable Preferred Shares to be granted to SMILES shareholders as a result of the merger of SMILES common shares by GLA. In addition, Brazilian income tax (imposto sobre a renda retido na fonte) on capital gains will be withheld, as applicable, and deducted from the amount of GLA Redeemable Preferred Shares.

The Reorganization includes the following steps, which will be implemented simultaneously and interdependently:

(i)

merger of SMILES common shares by GLA, with GLA’s issuance of common shares (“GLA Common Shares”) and redeemable preferred shares (“GLA Redeemable Preferred Shares”) to SMILES shareholders, as described below (“Merger of SMILES Shares”);

(ii)

merger of GLA shares by GOL, with GOL’s issuance of GOL Preferred Shares and redeemable preferred shares (“GOL Redeemable Preferred Shares”) to GLA shareholders, as described below (“Merger of GLA Shares”); and

(iii)

redemption of GLA Redeemable Preferred Shares and GOL Redeemable Preferred Shares, with payment in cash based on the redemption of GOL Redeemable Preferred Shares to SMILES shareholders to be made on the settlement date of the Reorganization.

1	GOL Linhas Aéreas Inteligentes S.A.

Material Fact New Corporate Reorganization proposed by GOL to be submitted to SMILES’s Minority Shareholders

The following chart illustrates the Group’s current corporate structure and its corporate structure following the Reorganization:

GOL and GLA have requested that SMILES’s management (i) hold a meeting of SMILES’s Board of Directors to inform the terms of the Reorganization, (ii) cooperate with GOL’s management and with the appraisal company that will prepare a valuation report of the net equity of SMILES and GLA, as provided in article 8 of the Brazilian Corporations Act and (iii) engage an appraisal company to prepare a valuation report of the net equity of SMILES and GLA, adjusted to market prices and under the same criteria, pursuant to article 264 of the Brazilian Corporations Act.

The main terms and conditions of the Reorganization, as provided in the Letter, are described below.

1. REORGANIZATION AND ITS OBJECTIVES

The Reorganization seeks to ensure the Group’s long-term competitiveness, align the interests of all stakeholders, reinforce a combined capital structure, streamline corporate governance, reduce operating, administrative and financing costs and expenses and increase and combine the liquidity of SMILES common shares and GOL Preferred Shares for the Group’s shareholders, as well as provide for a better coordinated offering of products and services. Each of these benefits are necessary to ensure SMILES’s competitiveness in a challenging market.

The Reorganization requires simultaneous approval of each of the steps listed above, so that each will be conditioned upon approval of the others. SMILES’s general shareholders’ meeting, GLA’s general shareholders’ meeting and GOL’s general shareholders’ meeting will be held on the same date, interdependently, to pass resolutions on the share mergers.

Upon approval of the Reorganization, the Merger of SMILES Shares by GLA and the Merger of GLA Shares by GOL will settle on the same date.

2. BACKGROUND AND BENEFITS OF REORGANIZATION

Historically and globally, the leading loyalty programs are controlled and managed by airlines. Airline tickets are, consistently, the most important reward category demanded by loyalty program members. The Group comprises the leading domestic players in the airline and loyalty program markets in Brazil, with a share of approximately 38% of the Brazilian aviation market and a share of greater than 50% of the Brazilian loyalty program market.

In Brazil, competition in both the airline and loyalty program markets has become increasingly challenging in recent years. Loyalty programs have faced significant redemption cost increases due to, among other factors, higher occupancy rates of Brazilian airlines and increased competition from bank and credit card loyalty programs, which have offered more appealing redemption possibilities, such as more available seats for more travel destinations. Additionally, the credit card market, the main source of funds for loyalty programs, is stagnant and financial market deregulation with the entry of new players, such as fintechs, has affected the budgets of major credit card-issuing banks and put pressure on the prices of points of all loyalty programs in the Brazilian market.

2	GOL Linhas Aéreas Inteligentes S.A.

Material Fact New Corporate Reorganization proposed by GOL to be submitted to SMILES’s Minority Shareholders

The Group has made strong and coordinated efforts to increase the attractiveness of GLA’s airline products and the attractiveness of SMILES’s loyalty program for its clients and partners. Nonethless, limitations in the operating agreement between [GLA and SMILES] and distinct governance structures and shareholder bases have presented challenges to the Group in making necessary investments and coordinating the development of more competitive products and services. While this structure has become a burden to the Group as a whole, it has mainly affected the Group’s loyalty program business because the structure does not allow sufficient agility and the managerial integration needed to compete in the current market reality.

In this context, GOL has concluded that maintenance of separate corporate structures among the Group’s businesses is not in the best interest of the Group’s shareholders.

The Reorganization has as its main goals:

  Ensuring the Group’s long-term competitiveness in both of its key markets (airline travel and loyalty programs);
  Unification of GOL’s and SMILES’s shareholder bases, which will simplify the Group’s shareholding structure, align shareholder interests and increase the market liquidity of the Group’s shares;
  Improved, more efficient governance and decision making, through increased management coordination, a shared business plan and aligned goals within the Group;
  Full integration (as opposed to mere consolidation) of financial and operational results, balance sheets and cash flows of SMILES, GLA and GOL to permit the Group to optimize its capital structure, cost of capital and financing sources, allowing the airline business to compete more effectively and the loyalty program business to benefit from the improved market position of its key business partner;
  Strengthened capital structure of the airline business; and
  Realization of synergies, including more dynamic and flexible revenue management and termination of tax inefficiencies.

The Reorganization is consistent with recent trends in the airline and loyalty program markets. The misalignment that results from separate ownership structures for the two businesses impairs the ability of each to compete in its respective market. One of the leading loyalty programs in the Northern hemisphere was recently repurchased by Canada’s flagship airline; the leading airline in Mexico has announced its intent to repurchase the minority stake that it had previously sold in its partner loyalty program; and there have been no initial public market equity offerings of airline-controlled loyalty programs in approximately five years. In Brazil, one of SMILES’s major competitors was taken-in by its associated airline company, in order to increase its competitiveness in the Brazilian loyalty program market. Additionally, a number of non-airline sponsored loyalty programs have launched in recent years, further changing the competitive landscape as compared to 2013 when SMILES was first formed as an independent company. Following the conclusion of the above recent developments, there will be no public benchmark investment for SMILES, which reinforces the need for the Reorganization.

3. REORGANIZATION TERMS

3.1          Merger of SMILES Shares by GLA

3	GOL Linhas Aéreas Inteligentes S.A.

Material Fact New Corporate Reorganization proposed by GOL to be submitted to SMILES’s Minority Shareholders

Swap Ratio. GOL and GLA understand that the disclosure of the swap ratio criterion at this time is necessary for SMILES management to opine on the merits of the Reorganization, as required by SMILES’s bylaws.

For each common share of SMILES, 0.6319 GLA Common Shares and 0.1654 GLA Redeemable Preferred Shares will be granted.

Option for Differentiated Swap Ratio. SMILES’s shareholders may, at their sole discretion, elect to receive, for each common share of SMILES, 0.4213 GLA Common Shares and 0.2480 GLA Redeemable Preferred Shares. The Company will timely disclose the procedures to be followed by SMILES shareholders who wish to exercise this option.

Each GLA Redeemable Preferred Share, under each of the Base Swap Ratio and Optional Swap Ratio, will be redeemed for R$0.01.

Before the issuance date of GLA Common Shares, GLA will implement a stock split or reverse stock split as may be necessary in order that the above swap ratios equal the swap ratios for GOL Preferred Shares, as described below.

Appraisal Report of SMILES Equity. As set forth in article 252, paragraph 1, of the Brazilian Corporations Act, GLA's management will choose, ad referendum of GLA’s general shareholders’ meeting, an appraiser to value SMILES's equity, based on SMILES’s interim financial statements as of September 30, 2019. The choice of the appraiser will be timely disclosed to the market.

Appraisal Report for Purposes of Article 264 of the Brazilian Corporations Act. As set forth in article 264 of the Brazilian Corporations Act, SMILES will engage, ad referendum of its general shareholders’ meeting, an appraiser to value the equity of SMILES and GLA, as of September 30, 2019, in each case adjusted to market prices and under the same criteria. The choice of the appraiser will be timely disclosed to the market.

Right to Withdraw. Under the Brazilian Corporations Act, SMILES’s shareholders and GLA’s shareholders may be entitled to a right to withdraw at the book value of their shares. Additionally, in view of the Merger of SMILES Shares by GLA, an appraisal report will be prepared as provided in article 264 of the Brazilian Corporations Act (as described above), and, if applicable, the right of withdrawal to dissenting shareholders of SMILES based on this report. However, as of the date of GLA’s general shareholders’ meeting that will deliberate on the Merger of SMILES Shares, because GOL will be the sole shareholder of GLA, there will be no dissenting shareholder or withdrawal rights in GLA in this Reorganization step.

Effects of the Merger of SMILES Shares. After the Merger of SMILES Shares, SMILES will remain a separate legal entity with its own equity and will become a wholly owned subsidiary of GLA.

3.2         Merger of GLA Shares by GOL

Swap Ratio. (i) For each GLA Common Share, one GOL Preferred Share will be granted, and (ii) for each GLA Redeemable Preferred Share, one GOL Redeemable Preferred Share will be granted.

Appraisal Report of GLA Equity. As set forth in article 252, paragraph 1, of the Brazilian Corporations Act, GOL's management will choose, ad referendum of GOL’s general shareholders’ meeting, an appraiser to value GOL's equity, based on GOL’s interim financial statements as of September 30, 2019. The choice of the appraiser will be timely disclosed to the market.

Appraisal Report for Purposes of Article 264 of the Brazilian Corporations Act. As set forth in article 264 of the Brazilian Corporations Act, GLA will engage, ad referendum of its general shareholders' meeting, an appraiser to value the equity of GLA and GOL, as of September 30, 2019, in each case adjusted to market prices and under the same criteria. The choice of the appraiser will be timely disclosed to the market.

4	GOL Linhas Aéreas Inteligentes S.A.

Material Fact New Corporate Reorganization proposed by GOL to be submitted to SMILES’s Minority Shareholders

Right to Withdraw. Under the Brazilian Corporations Act, GOL’s shareholders and GLA’s shareholders may be entitled to a right to withdraw at the book value of their shares. However, as of the date of GLA’s general shareholders' meeting that will deliberate on the Merger of GLA Shares, because GOL will be the sole shareholder of GLA, there will be no dissenting shareholder or withdrawal rights in GLA in this Reorganization step.

Effects of the Merger of GLA Shares. The Merger of GLA Shares, immediately subsequent to and interdependent with the Merger of SMILES Shares, will result in the migration of SMILES's shareholder base to GOL, and GLA will remain a separate legal entity with its own equity and will ultimately remain a wholly owned subsidiary of GOL.

3.3          Redemption of GLA Redeemable Preferred Shares and GOL Redeemable Preferred Shares

Upon approval of the Reorganization, the redemptions of GLA Redeemable Preferred Shares and GOL Redeemable Preferred Shares will occur on the same day following the steps set forth in items 3.1 and 3.2 above. Proceeds from the redemption of GLA Redeemable Preferred Shares will go to GOL, which will be the sole shareholder of GLA, and proceeds from the redemption of GOL Redeemable Preferred Shares will go to holders of GOL Redeemable Preferred Shares.

4. TIMELINE

GOL and GLA requested that SMILES’s management (i) hire the appraiser(s) by December 18, 2019, (ii) have the appraisal reports indicated in items 2.4 and 2.5 above completed by approximately January 23, 2020 and (iii) hold its general shareholders’ meeting on March 2, 2020.

As soon as additional Reorganization conditions are defined, including those arising from the appraisal reports to be prepared pursuant to items 2.4 and 2.5 above, GOL will disclose to the market the other information provided in CVM Instruction No. 565/2015.

GOL will keep its shareholders and the market informed of the Reorganization, pursuant to applicable regulations.

This material fact notice does not constitute an offer to sell, buy or exchange, or a solicitation of an offer to sell, buy or exchange, any security described herein, and no offer, sale, purchase or exchange of any such security will occur in any jurisdiction in which such offer, sale, purchase or exchange would be unlawful without prior registration or exemption pursuant to the applicable securities laws of such jurisdiction. In particular, any offer, sale, purchase or exchange will be made pursuant to registration under the U.S. Securities Act of 1933 (“Securities Act”) or pursuant to an exemption from registration or a transaction not subject to the registration requirements of the Securities Act.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15 thousand highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

5	GOL Linhas Aéreas Inteligentes S.A.

Material Fact New Corporate Reorganization proposed by GOL to be submitted to SMILES’s Minority Shareholders

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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6	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.